Metropolitan Life Insurance Company

New York, New York

CERTIFICATE RIDER

Group Policy No.:	141281-G; Employer Group Number: 0123456

Policyholder:	Trustee of the MetLife Group Insurance Trust; Participating Employer: SAMPLE METFLEX COMPANY

Effective Date:	August 1, 2014
The certificate is changed as follows:
The following statement is added to the Certificate Specifications page:

“If You become insured for group variable universal life insurance coverage and You or Your Spouse die while such group variable universal life insurance coverage is in effect, a probate benefit (the “Benefit”) will be made available to Your estate in the event of Your death or to Your Spouse’s estate in the event of Your Spouse’s death. Such benefit will be made available through a MetLife affiliate (“Affiliate”).

The Benefit provides for certain probate services to be made available, free of charge, by attorneys designated by the Affiliate. If probate services are provided by an attorney not designated by the Affiliate, the estate of the deceased must pay for those attorney’s services directly. Upon Proof of such payment, the estate of the deceased will be reimbursed for the attorney’s services in an amount equal to the lesser of the amount such estate paid for the attorney’s services and the amount customarily reimbursed for such services by the Affiliate.

This Benefit will be provided at no cost to You and will end on the date Your group variable universal life insurance coverage ends.”
The Effective Date of this rider is the later of the Effective Date shown above or Your Original Effective Date shown on the Certificate Specifications page.
This rider is to be attached to and made a part of the Certificate.
GCR11-21 l/probate sp